ADM ENDEAVORS, INC.

2021 N. 3rd Street Bismarck, N.D. 58501

701-226-9057 Fax-360-838-9500

tamees@btinet.net

 April 3, 2014

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Attn:    Pamela A. Long, Assistant Director

Era Anagnosti, Staff Attorney

Edward M. Kelly, Senior Counsel

Jenn Do, Staff Accountant

Alfred P. Pavot, Jr., Staff Accountant

Re:      ADM Endeavors, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed January 23, 2014

File No. 333-191618

To Whom It May Concern:

On behalf of ADM Endeavors, Inc., a Nevada corporation (the “Company”), we submit the following responses which respond to the numerical comments contained in the Securities and Exchange Commission letter dated March 25, 2014 (the “SEC Letter”) regarding the Registration Statement on form S-1 (the “Registration Statement”).

Dealer Prospectus Delivery Obligation, pate 2

1. In accordance with the staff’s comments, please be advised that the date has been revised in accordance with Item 502(b) of Regulation S-K.

Prospectus' Outside Front Cover Page

2. In accordance with the staff's comments, we have deleted the phrase "until the common stock becomes quotes by a market maker..."

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Securities and Exchange Commission

Page Two

April 3, 2014

Plan of Distribution

3. In accordance with the staff's comments, please be advised that the disclosure has been revised to state that the selling shareholder "is" an underwriter.

Experts

4. Please be advised that the firm of Patrick Rodgers, CPA, P.A. was provided a copy of disclosure in the Registration Statement regarding his termination and as such has refused to provide the Exhibit 16 letter. The Registration Statement has been revised to reflect his refusal to provide the Exhibit 16 letter.

Employment Agreements, page 35

5. In accordance with the staff's comments, please be advised that the Registration Statement has been revised to reflect consistent and accurate disclosure regarding the executive salary for Mr. Mees.

6. In accordance with the staff’s comments, please be advised that the Registration Statement has been revised to reflect that Mr. Mees' employment agreement was amended on February 6, 2014 to remove Sections 3(d), (e) and (f) and that he was not paid any bonuses or commissions pursuant to application of Sections 3(d) through (f) of the employment agreement.

7. In accordance with the staff’s comments, please be advised that the Registration Statement has been revised to reflect net income (loss) in the consolidated statement of operations and cash flows.

On behalf of the Company, we submit the following acknowledgements:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

Sincerely,

ADM Endeavors Inc.

By: /s/ Ardell Mees
      President/Chief Executive Officer

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